UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

70 Orleans Street, 7th Floor

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,001,217 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,001,217 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,217 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.58% (1)

(14)	Type of Reporting Person (See Instructions) OO

(1) Includes (i) 463,828 shares of common stock, par value $0.001 of the Company (“Common Stock”) currently held by JCH Crenshaw Holdings, LLC (“JCH”) and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, purchased pursuant to the Securities Purchase Agreement (as defined in Item 3) at $5.00 per share and repriced pursuant to the Repricing Agreement (as defined in Item 3), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement (as defined in Item 3) and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement (as defined in Item 3) at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement (as defined in Item 3) and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement (as defined in Item 3) at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

(2) Calculated based upon 11,291,025 shares Common Stock deemed to be outstanding, which includes (i) 8,753,636 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 15, 2018 (the “2018 Form 10-Q”) and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,001,217 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,001,217 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,217 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.58% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 463,828 shares of Common Stock currently held by JCH and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.  J. Casey Crenshaw may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). J. Casey Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

(2) Calculated based upon 11,291,025 shares Common Stock deemed to be outstanding, which includes (i) 8,753,636 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the 2018 Form 10-Q and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.

This Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”) and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw”, and together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2” and, collectively with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 3.   Source and Amount of Funds and Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Securities Purchase Agreement

On May 2, 2012 (the “Closing Date”), the Company closed the transactions contemplated by a Securities Purchase Agreement (the “Securities Purchase Agreement”) with JCH dated April 13, 2012. Pursuant to the Securities Purchase Agreement, JCH purchased 1,000,000 shares of Series A Convertible Preferred Stock, at $5.00 per share, Series A Warrants to purchase 125,000 shares of Common Stock at an exercise price of $6.00 per share, and Series B Warrants to purchase 200,000 shares of Common Stock at an exercise price of $7.00 per share. JCH paid an aggregate purchase price of $5,000,325 for the Series A Preferred Stock and the Warrants. The Company and JCH entered into a repricing agreement dated as of August 1, 2017 (the “Repricing Agreement”) which (i) decreased the exercise price of the Series A Preferred Stock from $5.00 per share to $2.26 per share; (ii) decreased the exercise price of the Series A Warrants from $6 per share to $2.72 per share; and (iii) decreased the exercise price of the Series B Warrants from $7.00 per share to $3.17 per share.

The Series A Preferred Stock may be converted at any time at the election of the holder in an amount equal to the product of (A) the number of shares of Series A Preferred Stock being so converted and (B) the quotient of the Liquidation Preference (or $5.00) divided by the Conversion Price (which, as repriced is $2.26 and is subject to adjustment) in effect at the time of conversion. At any time following (i) the fifth anniversary of the Closing Date or (ii) a material default by the Company of any of the representations, warranties or covenants of the Company contained in the Securities Purchase Agreement, the holders of a majority of the Series A Preferred Stock may compel the Company to redeem the Series A Preferred Stock, in whole and not in part, for cash at a redemption price equal to the lesser of (x) the Liquidation Preference per share and (y) the fair market value of the Series A Preferred Stock per share, as determined in good faith by the Board of Directors of the Company.

The Warrants may be exercised at any time until May 2, 2020. The exercise price of the Warrants may be paid in cash or by relinquishing or delivering to the Company shares of Common Stock having a fair market value equal to the warrant exercise price.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement between the Company and JCH dated as of May 2, 2012, JCH has the right to require the Company to register on one occasion for public sale the Series A Preferred Stock and any shares of Common Stock acquired upon the exercise of the Warrants. The Registration Rights Agreement also provides JCH and its affiliates with piggyback registration rights with respect to registrations of the offer and sale of any shares of Common Stock or other securities of the Company may effect for its own account or for the benefit of other selling stockholders.

Item 5.   Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 8,753,636 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 15, 2018 (the “2018 Form 10-Q”)), is as follows:

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the exercise of the Warrants, and the percent of outstanding Common Stock, beneficially owned by the Reporting Persons. All percentages are calculated on the basis of a total of 11,291,025 shares of Common Stock deemed to be outstanding, which includes (i) 8,753,636 shares of Common Stock outstanding as of April 30, 2018, as reported in the 2018 Form 10-Q and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.

	Common Stock		Series A Preferred Stock (on as converted basis)		Warrants		Percent of
Name:	Sole:	Shared:	Sole:	Shared:	Sole:	Shared:	Class(1)
JCH Crenshaw Holdings, LLC	0	463,828	0	2,212,389	0	325,000	26.58%
J. Casey Crenshaw	0	463,828	0	2,212,389	0	325,000	26.58%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by JCH by virtue of being the sole managing member of JCH pursuant to JCH’s limited liability company agreement. Mr. Crenshaw disclaims beneficial ownership of the reported securities held by JCH except to the extent of his pecuniary interest therein, and this Amendment No. 3 shall not be deemed an admission that Mr. Crenshaw is the beneficial owner of the reported securities held by JCH for purposes of Section 16 or for any other purpose.

(c)   Except as set forth below, there have been no reportable transactions with respect to the Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction:	Where and How Transaction Effected:
JCH Crenshaw Holdings, LLC	6/29/2018	59,524	$0	Acquisition	Dividend on Series A Convertible Preferred Stock in the form of Common Stock

(d)   Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)   Not applicable.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D*:	Joint Filing Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit D*	Joint Filing Agreement.

*Filed herewith

Exhibit D

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 3 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 3 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 3 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 27, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

D-1